Filed Pursuant to Rule 433(f) under the Securities Act of 1933

Issuer Free Writing Prospectus dated November 13, 2015

Relating to Preliminary Prospectus issued November 12, 2015

Registration Statement No. 333-207874

Virtu Financial, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission a preliminary prospectus dated November 12, 2015 forming part of the Company’s Registration Statement on Form S-1 (File No. 333-207874).

On November 12, 2015, Douglas A. Cifu, the Company’s Chief Executive Officer, was interviewed on CNBC on the television program “Squawk Box.” The transcript from this interview is set forth below.

Transcript of “Squawk Box” interview with Douglas Cifu, Virtu Fnanical, Inc. CEO, on CNBC’s Squawk Box, November 12, 2015

Joe Kernen (Squawk Box Co-Host): Long strange trip it has been for you, Doug.  Hasn’t it? So you are ready to go public and then 60 Minutes does the piece on high frequency traders and they get the guy that Michael Lewis talked to and so you pull the IPO. But meanwhile, the guy that wants fair HTF said it wasn’t you who was doing it [unfair HFT].  You work with him.  You were already doing it fair.  Why didn’t you get the message out back then that you weren’t one of the bad guys?

Douglas Cifu: You know, ironically, when the 60 Minutes piece aired and we heard that it was going to be about IEX and Brad and those guys, we thought ‘this is going to be terrific’ because we were one of the first guys [to work with IEX].  When they came to Virtu before they launched, we said, “Sure!  We’ll sign up.  Sounds great, we will be a market maker.  That’s our business model.”  So we thought we thought “hey, we are going to come out great in this” and when I saw the 60 Minutes story, I said “Well, that may not be the case anymore.”  But, it is what it is.

Joe Kernen: So you wait around a year, and then you price at the high end of the range and now it is up 20% from there.

Douglas Cifu: Yeah well, we have a great business model and we have performed.  At the end of the day what we have done is take the very necessary financial intermediation function and applied technology and automation to it and we think made it a lot more efficient than what it was 30 years ago.

Bob Greifeld (CEO, Nasdaq-OMX Stock Market, Inc.): So Doug, I have fond memories of the fellows on the floor in the smocks standing around yelling.  Obviously, technology has replaced that. You and Vinnie [Viola] recognize that from early days.  Tell us about how market making operates today as compared to how it did back in the days when you had the floor.

Douglas Cifu:  Right, yeah, there are a lot of guys like Vinnie Viola.  Vinnie started on the floor as a market maker on the New York Mercantile Exchange starting in 1982. And there were a lot of pioneers that said, “This very necessary function can be done more efficiently.”  Like 200-300 guys in a pit screaming at each other making funny hand signals is probably not the end state of price discovery.  And so if you apply automation and technology, you make that more efficient.  And really the industry, the buy side, the consumer, demanded that those prices be made more efficiently.  And so bid-offer spreads, which is the compensation that the market maker makes, have collapsed and I think ultimately everybody benefits.  And so we’ve been forced to be very efficient about what we do.  We make markets in over 225 markets and we do it with 150 people.  We are in 35 countries right now, with 150 people in 4 offices with a lot of technology and automation and risk management applied to that specific function.

Joe Kernen: And it was pretty complicated back when we were discussing it back then and even listening to Brad on 60 Minutes.  It was that you can get a feel for what the next trade is going to be so you buy some and the market maker gets a little bit, makes a couple of pennies or something.  It was a tax on traders up to a couple billion dollars.  How does Virtu do it differently?  You’re not one of the perpetrators that he was talking about?

Douglas Cifu: Well, yeah, I think he was talking about things and a market structure that was really 2006/2007/2008. The markets got a lot more efficient and no we’ve never been a front-runner or done some of the things that people have alleged happened. We’ve always been very simple in the way that we provide prices.  So, we just post 2 sided bids and offers in the marketplace and we have to be at the inside.  We don’t have customers.  So we are sort of a wholesaler that has to provide that price, that service more efficiently than the next guy.

Bob Greifeld:  I think an important point to recognize is with Doug’s efforts and others the transaction cost in the industry in the last 20 years has come down over 90%.  There are not too many industries that can talk about that — 90% reduction in the frictional cost of trading.

Becky Quick (Squawk Box Co-Host):  Every time you talk to the traders on the floor at the New York Stock Exchange, they’ll say “Look this is fine and fair and well, they stripped out cost but if there is a real problem, a real market crisis, the electronic guys disappear.”  What’s the answer to that?

Douglas Cifu: Well the answer is look, you know, market makers have never said, “I’m going to stand here and catch a falling knife, stand in front of a runaway train and go out of business.”  That’s not the business we’re in.  We’re not compensated to do that, obviously.  We are providing 2 sided liquidity.  On August 24, Virtu and a lot of the other market makers traded an awful lot. But in terms of volatility and times of excessive volatility, there’s only so much the market maker can do.  There’s going to be a lot of volatility and there’s going to be issues.  So I am not here to defend the industry and say, “The markets are perfect.”  I’m not here to say, you know, “11 securities exchanges and 40 other pools of liquidity — does that make sense?”  It probably doesn’t.  There’s an extent of over-fragmentation that doesn’t make a lot of sense.  If you had less pools, then we could aggregate our liquidity and maybe we would have less situations like August 24.

Joe Kernen: But you standby.  You actually diminish volatility.  You soak up volatility in big moves.  You don’t cause them.

Douglas Cifu: Absolutely, we don’t cause volatility.  We are passive quoters, Joe.  So at the end of the day, natural buyers and sellers are saying “Listen, I am concerned about Greece.  I’m concerned about what happened with the Swiss Franc de-pegging so I need to get in and out of a position.”  They are the ones that are making that fundamental investment decision.  At Virtu and other market making firms, we don’t have a fundamental view or disposition as to the market.  We’re there to absorb it.  Take that risk and hopefully make a tick by passing it on to somebody that has a contra view.

Joe Kernen: Well, thank you.

Douglas Cifu: Thank you.

Joe Kernen: Doug Cifu, CEO of Virtu Financial, Inc.  and thanks to Bob Greifeld for joining us now and classy move for getting into this without even thinking about it.  Appreciate it.

Becky Quick:  Thanks Bob.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to Virtu’s operations and business environment, market conditions and other factors, some of which are difficult to predict and many of which are beyond Virtu’s control.

About Virtu Financial, Inc.:

Virtu is a technology-enabled market maker and liquidity provider to the global financial markets. Virtu stands ready, at any time, to buy or sell a broad range of securities, and generates revenue by buying and selling large volumes of securities and other financial instruments and earning small amounts of money based on the difference between what buyers are willing to pay and what sellers are willing to accept, which Virtu refers to as ‘‘bid/ask spreads.” Virtu makes markets by providing quotations to buyers and sellers in more than 11,000 securities and other financial instruments on more than 225 unique exchanges, markets and liquidity pools in 35 countries around the world.

This free writing prospectus is being furnished on behalf of Company. The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company and underwriter participating in the offering will arrange to send you the relevant prospectus if you request it by calling Goldman, Sachs & Co. toll free at (866) 471-2526.